October 31, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	The National Security Group, Inc
Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2008

File No. 0-18649

Dear Mr. Rosenberg:

We have received your correspondence dated October 2, 2008 regarding your review of the above referenced filings. After further review of your comments we offer the following additional information and/or corrective action:

Form 10-K for the Fiscal Year Ended December 31, 2007

Your original comment one: You disclose on page 9 that you engage a consulting actuary to calculate your reserves for traditional life insurance products. While you are not required to make this reference, when you do, you must also disclose the name of the outside actuary. Please revise your disclosure to either name this consulting actuary or remove your reference to them. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside actuary.

Our response: We will remove any reference to the engagement of consulting actuaries from our future filings beginning in the 3rd Quarter 10-Q to be filed on or before November 15, 2008.

Your additional comment: We acknowledge your response to our previous comment one. Please provide us with the draft disclosure removing all references to your outside actuary that you intend to include in your September 30, 2008 Form 10-Q.

Our response: Draft disclosure is as follows: Reserves for future policy benefits on life insurance contracts are determined according to the provisions of Statement of Financial Accounting Standard No. 60. The methodology used requires that the present value of future benefits to be paid to or on behalf of policy holders less the present value of future net premiums be determined. The determination requires the use of assumptions including provisions for adverse deviation, expected yields on investments, mortality, terminations and maintenance expenses. These assumptions determine the level and sufficiency of reserves.

Your original comment two: Please revise your contractual obligations table to include the payments of interest associated with your long-term debt. In addition, please revise your contractual obligations table

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com to include the estimated timing of payment of each of your insurance liabilities, not just your property and casualty benefit and loss reserves. Please ensure that your revised disclosure includes the total claims payments you expect to make on your existing insurance contracts and explain in a footnote to the table any differences, for discounting or for any other reasons, between these amounts and your balance sheet liabilities.

Our response: We will revise the contractual obligations table to include interest payments, assuming long-term debt will be settled at its contractual maturity. Interest on long-term debt will be calculated using interest rates in effect at December 31 of the most recent year end for variable rate debt. Interest on long-term debt is accrued and settled quarterly, therefore the timing and amount of interest payments may vary from the values presented in the table of contractual obligations. We will revise the contractual obligations table to include the estimated timing of each of our insurance liabilities including total claims payments expected to be made on existing insurance contracts. We will include a footnote to the table discussing any differences, for discounting or for any other reasons, between the amounts included in the table and the amounts shown on our balance sheet. With respect to the inclusion of the settlement of life insurance liabilities in the table of contractual obligations, we will develop a methodology to estimate the payment patterns of life insurance benefits in force as of the latest year end. Due to the long term nature of life insurance liabilities, most insurance liabilities will exceed five years in duration. We will have the revised disclosure prepared and ready to present for your review in our 10-K for the year ended December 31, 2008.

Your additional comment: We acknowledge your intent to provide us a draft of your December 31, 2008 contractual obligations table when it becomes available in response to our previous comment two. Although we acknowledge that you may not have completed your methodology for estimating the timing of payment of all your insurance obligations, please provide us a draft of your December 31, 2007 contractual obligations table revised to reflect your interest obligations and all your insurance obligations. Please ensure that the footnotes to this draft explain how you determined the anticipated interest payments and how the ultimate interest payments can be different from your estimates consistent with your response. To the extent that you cannot provide accurate payment estimates of your insurance obligations at this time, please provide the structure of the table and the anticipated footnote disclosure that explains why the total anticipated insurance claim/benefit payments will be different from the obligation on your balance sheet.

Our response: Draft disclosure is as follows (Please note that this draft disclosure does not include revisions to calculations for future life insurance obligations. The disclosure in our 10-K for the year ended December 31, 2008 will reflect full disclosure per your request.) The following is a draft revising the disclosure included in our 10-K for the year ended December 31, 2007:

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Contractual Obligations and Commitments

		Payments due by period
		($ in thousands)
Contractual Obligations		Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Debt obiligations[1]		$13,272		$900		$-		$-		$12,372
Interest on debt obligations[1]		$53,397		$1,047		$2,094		$2,094		$48,162
Property and casualty claim reserves[2]		$11,973		$7,302		$3,830		$599		$242
Future life insurance obligations[3]	$	*	$	*	$	*	$	*	$	*

*to be calculated

[1] Long-term debt, consisting of two separate issues of trust preferred securities, is assumed to be settled at contractual maturity. Interest on long-term debt is calculated using the interest rates in effect at December 31, 2007 for each issue. Interest on long-term debt is accrued and settled quarterly. Therefore, the timing and amount of interest payments may vary from the calculated value included in the table above. These calculations do not take into account any potential prepayments. For additional information regarding long-term debt and interest on long-term debt, please see Note 8, Notes Payable and Long-term Debt, in the notes to consolidated financial statements.

[2] The anticipated payout of property and casualty claim reserves, which includes loss and loss adjustment expenses, are estimated based upon historical payout patterns. Both the timing and amount of these payments may vary from the payment indicated.

[3] Future life insurance obligations consist primarily of estimated future contingent benefit payments on policies inforce at December 31, 2007. These estimated payments are computed using assumptions for future mortality, morbidity and persistency. In contrast amounts reported under Future life insurance obligations in this table, the majority of The Company's obligations are recorded on the balance sheet at the current account values and do not incorporate an expectation of future market growth, interest crediting or future deposits. Therefore, the estimated future life insurance obligations presented in this table significantly exceed the liabilities recorded in the Company’s consolidated balance sheet. Due to the potentail variability of the assumptions used, the actual amount and timing of such payments may differ significantly from the estimated amounts. Management believes that current assets, future premiums and investment income will be sufficient to fund all future life insurance obligations.

Your original comment three: Please revise your loss reserve disclosure to provide the sensitivity analysis acknowledged in your January 13, 2005 response to our December 30, 2004 comment letter. In this regard, in order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in your key reserving assumptions may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

Our response: In response to your December 30, 2004 comment letter and in an effort to enhance our disclosure regarding the potential variability in loss reserves we added, under Part 1, Item 1, of our Form 10-K for the year ended December 31, 2004, additional disclosure regarding our property and casualty loss reserves. This table has been included in all subsequent Form 10-K filings and is included on page 7 of our Form 10-K for the year ended December 31, 2007. Included in the Part 1 disclosure was a table depicting the net deficiency or redundancy in loss reserves for each of the past ten years after factoring in subsequent year re-estimations of prior year claim reserves. The intent of this disclosure is to give investors additional insight into the historical variability of our loss reserve estimates. Our reserves are point estimates based on historical loss ratios and loss development patterns. In an effort to further enhance our disclosure and show investors the potential variability in the most recent estimate of our loss reserves, we will, based on analysis of historical variability, quantify and present the impact that a reasonably likely change in reserving assumptions may have on reported results, financial position and liquidity. We will prepare this enhanced disclosure and present in our Form 10-K for the year ended December 31, 2008.

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Your additional comment: We acknowledge your response to our previous comment three regarding a sensitivity analysis on your loss reserves. Please provide us a draft of the disclosure you intend to file with your December 31, 2008 Form 10-K.

Our response: Draft disclosure to be included in our December 31, 2008 Form 10-K is as follows:

Our reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine our property and casualty loss reserves. The table below illustrates the change to equity that would occur as a result of a change in loss reserves and reserves for loss adjustment expense:

For the Years Ended December 31,
	2007		2006
Change in Loss and LAE Reserve Estimate	Adjusted Loss and LAE Reserves	% Change in Equity	Adjusted Loss and LAE Reserves	% Change in Equity
	*Loss and LAE reserves are in thousands
- 10.0%	$ 10,776	1.63%	$ 11,248	1.82%
- 7.5%	11,075	1.22%	11,075	1.36%
- 5.0%	11,374	0.82%	11,374	0.91%
- 2.5%	11,674	0.41%	11,674	0.45%
Reported	11,973	-	12,498	-
2.5%	12,272	- 0.62%	12,272	- 0.41%
5.0%	12,572	- 1.24%	12,572	- 0.82%
7.5%	12,871	- 1.85%	12,871	- 1.22%
10.0%	13,170	- 2.47%	13,170	- 1.63%

The Company’s reserves for loss and loss adjustment expenses are estimates as of a point in time of the amounts we expect to pay with respect to insureds claims based on the facts and circumstances at the time. We realize at the time we establish reserve estimates that our ultimate liability for losses and loss adjustment expenses may exceed or be less than the amounts we have reserved. We set reserves for loss and loss adjustment expenses based on assumptions as to future loss trends and expected claims severity, litigation environments as well as other factors. Adjustments to reserves are reflected in our operating results in the period in which the adjustments are made.

Your original comment: It is apparent that you invest significantly in mortgage-backed securities. It is also apparent from your disclosures in MD&A beginning on page 29 that some of your investment in these securities could be categorized as being of high credit quality while others might not. Please revise your policy note disclosure to indicate how you account for these types of investments. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments, if applicable, and separately reference for us the authoritative literature you rely upon to support your accounting. To the extent you rely on SFAS 91, please disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of that guidance.

Our response: We account for mortgage-backed securities in accordance with SFAS 91. We typically classify mortgage backed securities as held for long term investment as we generally hold all mortgage related investments until loans are prepaid or ultimately mature. We generally do not purchase mortgage-backed securities at material premium to par value in order to limit the adverse impact of prepayments on yield. Purchase discounts are amortized using the interest method with adjustments for changes in estimated prepayments accounted for prospectively. The prospective amortization method calculates amortization from the end of the current month amortization value and date forward. If prepayment speeds change, amortization is adjusted beginning the next month and forward. Our mortgage backed securities consist primarily of securities of US

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Government guaranteed entities such as GNMA or US Government sponsored entities such as FNMA and FHLMC. We use prepayment assumptions published by independent data suppliers to estimate prepayments.

Your additional comment: We acknowledge your response to our previous comment five. As previously requested, please provide us a draft of your revised policy note disclosure indicating how you account for your investments in mortgage-backed securities consistent with your response. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments.

Our response: Revised disclosure is as follows:

Interest income for mortgage-backed securities is determined considering estimated principal repayments obtained from widely accepted third party data sources and internal estimates. Interest income on mortgage-backed securities is determined using the prospective yield method, based upon projections of expected future cash flows. We generally do not purchase mortgage-backed securities at material premium to par value in order to limit the adverse impact of prepayments on yield. Purchase discounts are amortized using the interest method with adjustments for changes in estimated prepayments accounted for prospectively. The prospective amortization method calculates amortization from the end of the current month amortization value and date forward. If prepayment speeds change, amortization is adjusted beginning the next month and forward.

Form 10-Q for the Quarterly Period June 30, 2008

Your comment six: On page 53 of your 2007 Form 10-K you disclose that most unrealized losses related to your fixed income portfolio are interest rate driven as opposed to credit quality driven and that you believe that no ultimate loss will be realized. However, you appear to be silent on your assessment of other-than-temporary impairment of your equity securities. In this regard, it is apparent that at December 31, 2007 you have an unrealized loss of $566,000 or 32% of cost on equity securities in a loss position for greater than 12 months. On page 22 of your June 20, 2008 Form 10-Q you disclose that the decline in market value of equity securities was the primary factor contributing to the decline in equity investments since December 31, 2007. Please provide us the following information for each of your equity investments at June 30, 2008 that has an unrealized loss:

•	its fair value;
•	unrealized loss;
•	how many months it’s been in an unrealized loss position; and
•	why you did not record any other-than-temporary impairment.

Our response: The stocks making up the unrealized loss of $566,000 consisted of the following at December 31, 2007:

	Cost	Market	Accumulated	Months below
Equity Security	Basis	Value	Loss	Cost
St. Joe Paper	$364,000	$213,000	$(151,000)	21
Marsh & McLennan	$247,000	$159,000	$(88,000)	39
Amgen	$201,000	$115,000	$(86,000)	25
Pfizer	$449,000	$272,000	$(177,000)	69
Bank of America	$476,000	$412,000	$(64,000)	2
	1,737,000	1,171,000	(566,000)

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Bank of America, with accumulated losses of $64,000, had been in a loss position for only two months and should have been included in losses less than 12 months on our year end table. Consequently accumulated losses on securities in a loss position of over 12 months totaled $502,000 at December 31, 2007. Equity securities with accumulated loss positions at June 30, 2008 consisted of the following:

	Cost	Market	Accumulated	Months below
Equity Security	Basis	Value	Loss	Cost
Motorola Inc	$90,000	$73,000	$(17,000)	1
Colgate Palmolive Co	$210,000	$207,000	$(3,000)	1
Proctor & Gamble Co	$192,000	$182,000	$(10,000)	1
Masco Corp	$215,000	$157,000	$(58,000)	5
Bank of America	$476,000	$239,000	$(237,000)	8
Limited Brands Inc	$202,000	$148,000	$(54,000)	10
Home Depot Inc	$300,000	$211,000	$(89,000)	10
St. Joe Paper	$364,000	$206,000	$(158,000)	27
Amgen	$201,000	$118,000	$(83,000)	31
Marsh & McLennan	$247,000	$159,000	$(88,000)	45
Pfizer	$449,000	$210,000	$(239,000)	75

	$2,946,000	$1,910,000	$(1,036,000)

The most significant change at June 30, 2008 in accumulated losses on securities in a loss position over 12 months was Pfizer which accumulated additional losses of $62,000. We typically evaluate other than temporary impairments based on our anticipated holding period and the prospect of recovery during that holding period. Our average holding period on equity securities typically exceeds five years. We evaluate consensus estimates of future earnings and price appreciation and determined that each of these securities had recovery potential exceeding our cost basis within the next five years. Recent consensus estimates on Pifzer have been reduced and we will reevaluate Pfizer for potential other-than-temporary impairment at September 30, 2008.

Our remaining 32 holdings in equity securities are still in a position of accumulated gain. However, four of these holdings were the primary contributors to the decline in accumulated unrealized capital gains June 30, 2008 but are not in a position to be evaluated for impairment. These securities are as follows:

		Market	Unrealized	Market	Unrealized	Decrease in
	Cost	Value	Gain	Value	Gain	Unrealized
Equity Security	Basis	at 12/31/2007	at 12/31/2007	at 6/30/2008	at 6/30/2008	Gain
Wachovia	$125,000	$835,000	$710,000	$341,000	$216,000	$(494,000)
Berkshire Hathaway	$257,000	$1,416,000	$1,159,000	$1,207,500	$950,500	$(208,500)
General Electric	$109,000	$667,000	$558,000	$480,000	$371,000	$(187,000)
Regions Bank	$61,000	$237,000	$176,000	$109,100	$48,100	$(127,900)

	$552,000	$3,155,000	$2,603,000	$2,137,600	$1,585,600	$(1,017,400)

Each of the securities listed above incurred significant declines in market value, however due to our typical long holding period for equity securities, we have a very low cost basis which is still below current market values. So, while these securities contributed to a significant decline in our accumulated unrealized capital gains, they are not in an overall loss position and were not evaluated for impairment.

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Your additional comment: We acknowledge your response to our previous comment six. Please provide us proposed revised disclosure that provides the positive and negative information you considered in determining that your marketable equity securities impairments were not other than temporary consistent with your response. In addition, please ensure that this proposed disclosure includes all the other information required by paragraph 17b of FSP FAS 115-1/124-1.

Our response: At 12/31/2007 Management disclosed, “All unrealized losses are reviewed to determine whether the losses are other than temporary. Factors considered include whether the securities are backed by the U.S. Government or its agencies and concerns surrounding the recovery of full principal. Management has evaluated each security in a significant unrealized loss position. Most unrealized losses in the fixed income portfolio are interest rate driven as opposed to credit quality driven and management believes no ultimate loss will be realized. The Company has no material exposure to sub-prime mortgage loans and less than 1% of the fixed income investment portfolio is rated below investment grade.”

Draft disclosure to address your comment for this same period is as follows:

In determining whether or not unrealized losses are other-than-temporary impairments, the Company does not use set thresholds as exclusive reliance on thresholds removes the ability of management to apply its judgment, a concept that is inherent to the analysis of impairments. All unrealized losses are reviewed to determine whether the losses are other than temporary. Management utilizes positive and negative information on an investment by investment basis to make the determination as to whether an unrealized loss is other-than-temporary. Items that are considered include: the nature of the investment, the cause or causes of the impairment, the number of investment positions that are in an unrealized loss position, the severity and duration of the impairment, industry analyst reports, credit ratings, volatility of the security’s fair value, whether the securities are backed by the U.S. Government or its agencies, the Company’s intent and ability to hold the security and other factors deemed relevant by management. Management has evaluated each security in a significant unrealized loss position. Most unrealized losses in the fixed income portfolio are interest rate driven as opposed to credit quality driven and management believes no ultimate loss will be realized. The Company has no material exposure to sub-prime mortgage loans and less than 1% of the fixed income investment portfolio is rated below investment grade.

At December 31, 2007 the most significant securities in a loss position were in the equity investment portfolio. Four securities were in accumulated loss positions for greater than 12 months. The single largest accumulated loss in the equity portfolio totaled $177,000. The second largest accumulated loss in the equity portfolio totaled $151,000. The third and fourth largest accumulated losses in the equity portfolio totaled $88,000 and $86,000 respectively. In evaluating whether or not the loss positions in the equity portfolio were Other Than Temporary Impairments, management evaluated financial information on each company and reviewed analyst reports from at least two independent sources. Based on review of available financial information, the prospect for future earnings of each company and consideration of the Company’s intent and ability to hold the securities until market values recovered, it was determined that the accumulated losses in the portfolio were not Other Than Temporary Impairments.

We thank you for the opportunity to address your additional comments regarding compliance with applicable disclosure requirements and suggestions for enhancement of overall disclosure in our filings. We hope that this letter has addressed your review comments to your satisfaction. If additional information is needed to address items in your review please feel free to contact me.

Sincerely,

/s/ Brian R. McLeod

Brian R. McLeod, CPA

Chief Financial Officer

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com